SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Anchiano Therapeutics Ltd.

(Translation of registrant’s name into English)

1/3 High-Tech Village, Givat Ram, P.O. Box 39264

Jerusalem, 9139102 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Anchiano Therapeutics Ltd. (“Anchiano”) is hereby filing its second quarter 2019 financial results (the “Financial Statements”) with the Securities and Exchange Commission in anticipation of a significant shareholder filing its quarterly report with the Israel Securities Authority. Israeli law requires the shareholder to include the Financial Statements due to the significance to that shareholder of its position in Anchiano. The Financial Statements are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Financial Statements

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anchiano Therapeutics Ltd.

By:	/s/ Dr. Frank G. Haluska
Dr. Frank G. Haluska
Chief Executive Officer

Dated August 13, 2019